UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

As previously reported, on August 8, 2022, Alarum Technologies Ltd. (the “Registrant” or the “Company”) signed a strategic funding agreement with ORB Spring Ltd. (“ORB”) for up to $4 million, to support the growth of its consumer privacy solutions and its customer acquisition program (the “ORB Agreement”). Also as previously reported, on October 27, 2022, the Company amended the ORB Agreement to provide for the cancellation of funding milestones as well as the removal of any discretion previously granted to ORB in connection with the additional $2 million funding out of the $4 million facility.

On July 6, 2023, the Company issued a press release and furnished a Report on Form 6-K with the Securities and Exchange Commission, in which the Company reported, inter alia, a plan to scale down operations in the Company’s Consumer Internet Access business in order to focus on revenue that yields high return on investment and profitability.

On September 7, 2023 (the “Effective Date”), and as part of the measures towards achieving said scale down, the Company and ORB agreed to further amend the ORB Agreement (the “ORB Amendment”). The ORB Amendment provides for the following: (i) ORB agreed to cancel and waive all rights in connection with the warrants issued to ORB as part of the ORB Agreement, as amended (a total of warrants to purchase 5,006,386 ordinary shares of the Company in aggregate, and collectively, the “Warrants”, which equal 30.4% of the Company’s total currently outstanding warrants and options and 8.9% of the Company’s current fully diluted capital), which include: (a) Series A Warrant to purchase 2,068,966 ordinary shares of the Company, (b) Series B Warrant to purchase 344,828 ordinary shares of the Company, (c) Amended and Restated Series C Warrant to purchase 2,222,222 ordinary shares of the Company, and (d) Amended and Restated Series D Warrant to purchase 370,370 ordinary shares of the Company; (ii) a waiver by ORB to any entitlement to a percentage, portion, or share of revenue in connection with the principal facility amount withdrawn by the Company, which amounts to an aggregate total of $2.555 million as of the Effective Date (the “Principal Facility”), of which $1.517 million is currently outstanding, following repayments to-date in total of $1.038 million. Following final repayment of the Principal Facility, the Company is entitled to all revenue resulting and generated from the Company’s Consumer Internet Access business; and (iii) the repayment schedule of the Principal Facility is extended from 24 to 30 months, at the Company’s discretion.

In consideration for said amendments of the ORB Agreement, ORB shall be entitled to a total of $500,000 (the “Consideration”), payable within 30 days following the Effective Date.

The foregoing summary of the ORB Amendment does not purport to be complete and is qualified in its entirety by reference to the ORB Amendment attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, and is incorporated herein by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

10.1*	Amendment to Agreement, dated September 7, 2023, by and between Alarum Technologies Ltd. and ORB Spring Ltd.

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the Registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: September 11, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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